

SEC 02006601 COMMISSION
Washington, D.C. 20549



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MAR 0 5 2002
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SEC FILE NUMBER
8- 22911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

D & R FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6024 MEDICINE LAKE ROAD
(No. and Street)

MINNEAPOLIS	MINNESOTA	55422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl P. Ekstrom (763) 544-8936
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffery J. Tempas, CPA
(Name — *if individual, state last, first, middle name*)

5961 S. Middlefield Road, Suite 100	Littleton	Colorado	80123
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl P. Ekstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D & R FINANCIAL CORPORATION, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


KEVIN E. CORDELL
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

DP Ekstrom
Signature

President
Title

Kevin E. Cordell 02/20/02
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's supplementary report on internal control procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

JEFFERY J. TEMPAS, CPA
5961 SOUTH MIDDLEFIELD ROAD, SUITE 100
LITTLETON, COLORADO 80123
(303) 798-3991 - PHONE
(303) 798-2760 - FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
D & R Financial Corporation
Minneapolis, Minnesota

I have audited the accompanying statement of financial condition of D & R FINANCIAL CORPORATION as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D & R FINANCIAL CORPORATION as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 16, 2002

D & R FINANCIAL CORPORATION

Statement of Financial Condition
December 31, 2001

ASSETS

Cash		$ 8,036
Certificate of deposit		10,000
Investment securities		3,300
Other accounts receivable		653
Prepaid expense		2,105
		$ 24,094

LIABILITIES AND STOCKHOLDER'S EQUITY

Common stock - $1 par value (authorized - 25,000 shares; issued - 2,940 shares)	$ 2,940	
Additional paid-in capital	7,060	
Retained earnings	14,094	$ 24,094
		$ 24,094

See accompanying notes to financial statements.

D & R FINANCIAL CORPORATION

Statement of Operations
Year Ended December 31, 2001

REVENUES	
Commissions	$ 338,820
Interest	387
	339,207
EXPENSES	
Commissions	78,350
Professional fees	2,350
Regulatory fees	2,581
Administrative fee (Note 4)	254,100
Miscellaneous	1,099
	338,480
NET INCOME	$ 727

See accompanying notes to financial statements.

D & R FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2000	$ 2,940	$ 7,060	$13,367	$ 23,367
Net income	-	-	727	727
Balances, December 31, 2001	$ 2,940	$ 7,060	$14,094	$ 24,094

See accompanying notes to financial statements.

D & R FINANCIAL CORPORATION

Statement of Cash Flows
Year Ended December 31, 2001

OPERATING ACTIVITIES	
Net income	$ 727
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
(Increase) in other accounts receivable	(204)
(Increase) in prepaid expense	(1,326)
Net cash (used in) operating activities - decrease in cash	(803)
CASH	
Beginning of year	8,839
End of year	$ 8,036

See accompanying notes to financial statements.

D & R FINANCIAL CORPORATION

Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

The Company is a securities broker-dealer. Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income and expense related to securities transactions executed but not settled was not significant.

Securities owned by the Company (Nasdaq warrants) are recorded at cost, which approximates market value.

The Company has elected to be treated as an S Corporation for income tax purposes. Therefore, there is no provision for income taxes.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Exemption

The Company does not hold customer securities or perform custodial functions relating to customer accounts; and therefore is exempt from the possession and control requirements of Rule 15c3-3 under the provisions of Rule 15c3-3 Paragraph K(2)(i).

3. Net Capital Requirements

The Company is subject to the Securities and Exchange commission's uniform net capital rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2001, the Company had net capital of $18,036, which exceeded the minimum capital requirement by $13,036 and there was no aggregate indebtedness.

4. Related Party Transactions

The Company shares office space with affiliated companies; total charges for administrative services from one affiliated company were $254,100 in 2001. In addition, the Company reimburses the affiliated company for actual expenses incurred on behalf of the Company - $642 in 2001.

SUPPLEMENTARY INFORMATION

D & R FINANCIAL CORPORATION

Computation of Net Capital, Minimum Net Capital
Requirement, and Aggregate Indebtedness
December 31, 2001

NET CAPITAL		
Stockholder's equity		$ 24,094
Deductions:		
Investment securities	$ 3,300	
Other accounts receivable	653	
Prepaid expense	2,105	6,058
Net capital		$ 18,036
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital		$ 13,036
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness		$ --
Ratio: Aggregate indebtedness to net capital		--

There were no variances between this computation of net capital and the Registrant's computation filed with Part IIA Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying notes to financial statements
and independent auditor's report.

JEFFERY J. TEMPAS, CPA
5961 SOUTH MIDDLEFIELD ROAD, SUITE 100
LITTLETON, COLORADO 80123
(303) 798-3991 - PHONE
(303) 798-2760 - FAX

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

Board of Directors and Shareholder
D & R Financial Corporation
Minneapolis, Minnesota

In planning and performing my audit of the financial statements and supplementary information of D & R FINANCIAL CORPORATION (the Company) for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Board of Directors and Shareholder
D & R Financial Corporation

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 16, 2002